UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LEGEND INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

52467C100
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 14 Pages
Exhibit Index: Page 10

CUSIP NO. 52467C100	Page 2 of 14 Pages

1.	Names of Reporting Persons

SOROS FUND MANAGEMENT LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		23,431,180
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 23,431,180
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

23,431,180

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

10.35%

12.	Type of Reporting Person (See Instructions)

OO, IA

CUSIP NO. 52467C100	Page 3 of 14 Pages

1.	Names of Reporting Persons

GEORGE SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 23,431,180
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		23,431,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

23,431,180

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

10.35%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 52467C100	Page 4 of 14 Pages

1.	Names of Reporting Persons

ROBERT SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 23,431,180
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		23,431,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

23,431,180

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

10.35%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 52467C100	Page 5 of 14 Pages

1.	Names of Reporting Persons

JONATHAN SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 52467C100	Page 6 of 14 Pages

This Amendment No. 5 to Schedule 13G/A is being filed by the Reporting Persons to disclose that Jonathan Soros no longer serves as President or Deputy Chairman of SFM LLC effective as of December 31, 2011 and as such no longer exercises voting or dispositive power over the Shares (as defined below).

Item 1(a).	Name of Issuer:

Legend International Holdings, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

Level 8, 580 St. Kilda Road
Melbourne, Victoria 3004
Australia

Item 2(a).	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros;

iii)	Robert Soros; and

iv)	Jonathan Soros.

This statement relates to Shares (as defined herein) held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”), Quantum EMEA Fund Ltd., a Cayman Islands exempted limited liability company and wholly owned subsidiary of Quantum Partners (“Quantum EMEA”), and RS Capital Partners Ltd., a Cayman Islands exempted limited liability company (“RS Capital”). SFM LLC serves as principal investment manager to Quantum Partners, Quantum EMEA, and RS Capital. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners, Quantum EMEA, and RS Capital. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC.  Effective as of December 31, 2011, Jonathan Soros no longer serves as President or Deputy Chairman of SFM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c).	Citizenship:

i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen;

iii)	Robert Soros is a United States citizen; and

iv)	Jonathan Soros is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Shares”).
Item 2(e).	CUSIP Number:

52467C100

CUSIP NO. 52467C100	Page 7 of 14 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of January 5, 2012, each of SFM LLC, George Soros, and Robert Soros may be deemed to be the beneficial owner of 23,431,180 Shares. This number consists of (A) 2,051,930 Shares held for the account of Quantum Partners, (B) 19,455,000 Shares held for the account of Quantum EMEA, and (C) 1,924,250 Shares held for the account of RS Capital. As of December 31, 2011, Jonathan Soros may be deemed to be the beneficial owner of no Shares.

Item 4(b).	Percent of Class:

As of January 5, 2012, each of SFM LLC, George Soros, and Robert Soros may be deemed to be the beneficial owner of approximately 10.35% of the total number of Shares outstanding.  As of December 31, 2011, Jonathan Soros may be deemed to be the beneficial owner of 0% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote	23,431,180
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	23,431,180
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	23,431,180
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	23,431,180

Robert Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	23,431,180
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	23,431,180

Jonathan Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 52467C100	Page 8 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

As of December 31, 2011, Jonathan Soros ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners. The shareholders of Quantum EMEA are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum EMEA in accordance with their ownership interests in Quantum EMEA. The shareholders of RS Capital are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of RS Capital, in accordance with their ownership interests in RS Capital.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 52467C100	Page 9 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2012	SOROS FUND MANAGEMENT LLC

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: January 6, 2012	GEORGE SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: January 6, 2012	ROBERT SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: January 6, 2012	JONATHAN SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

CUSIP NO. 52467C100	Page 10 of 14 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of January 6, 2012, by and among Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros	11
B.	Power of Attorney, dated June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and Robert Soros	12
C.	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	13
D.	Power of Attorney, dated as of October 3, 2007, granted by Jonathan Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	14

CUSIP NO. 52467C100	Page 11 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Legend International Holdings, Inc., dated as of January 6, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 6, 2012	SOROS FUND MANAGEMENT LLC

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: January 6, 2012	GEORGE SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: January 6, 2012	ROBERT SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: January 6, 2012	JONATHAN SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

CUSIP NO. 52467C100	Page 12 of 14 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER, ROBERT SOROS and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 16th day of June 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 26th day of June 2009.

GEORGE SOROS

/s/ Daniel Eule
Daniel Eule
Attorney-in-Fact for George Soros

CUSIP NO. 52467C100	Page 13 of 14 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

ROBERT SOROS

/s/ Robert Soros

CUSIP NO. 52467C100	Page 14 of 14 Pages

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

JONATHAN SOROS

/s/ Jonathan Soros